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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the Month of August, 2000
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

        597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
        ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F
                     [X]                       [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No
                     [ ]                       [X]

This Form 6-K consist of:

A press release issued by Axcan Pharma Inc. on August 10, 2000 entitled "Third Quarter Results: Axcan Pharma Announces Significant Increase in Revenues and Earnings."


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AXCAN PHARMA INC.



Date:  August 14, 2000           By:    /s/ Jean Vezina
                                        ----------------------------------------
                                 Name:  Jean Vezina
                                 Title: Vice-President, Finance and
                                        Chief Financial Officer


Date: August 10, 2000                   Investor Contact:


Axcan Pharma Inc.                       David W. Mims
597, boul, Laurier                      Executive Vice President and Chief
Mont-Saint-Hillaire (Quebec)                     Operating Officer
Canada J3H 6C4                          Tel: (205) 991-805
Tel: (450) 467-5138
1 (800) 565-325                         Isabelle Adjahi
Fax: (450) 464-9979                     Director, Investor Relations
www.axcan.com                           Tel: (450) 467-5138

FOR IMMEDIATE RELEASE

                              Third Quarter Results
      Axcan Pharma Announces Significant Increase in Revenues and Earnings

MONT SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan") announced today its results for the third quarter ended June 30, 2000, indicating an increase of 214% in revenues and earnings of $0.11 per share compared to $0.03 per share for the corresponding period in 1999. All amounts are in US dollars.

"This quarter has been extremely encouraging," said Leon Gosselin, Axcan's President and CEO. "We have listed our shares on Nasdaq, succeeded in concluding important new financing, acquired a promising new product, PHOTOFRIN(R), and have put in place the management structure necessary to assure future growth," he added.

Total revenues for the third quarter amounted to $22 million compared to $7 million for the same period last year. This increase is primarily due to the acquisition of Axcan Scandipharm


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Inc. and the acquisition of the 50% interest in Axcan Schwarz, LLC ("Axcan
Schwarz") that Axcan did not already own. For the first nine months of fiscal 2000, revenues amounted to $63.5 million compared to $19.8 million for the first nine months of the previous fiscal year.

Much of Axcan's recent sales growth is derived from sales in the United States. Revenue from US sales of Axcan's products was $50.9 million for the first nine months compared to $8.7 million for the same period last year.

Net earnings for the three months ended June 30, 2000, amounted to $2.9 million, or $0.11 per share, compared to $0.4 million, or $0.03 per share, for the corresponding period of fiscal 1999. Net earnings for the quarter ended June 30, 2000 include earnings from discontinued operations of $1.5 million, or $0.06 per share, following the sale of Axcan's share in Althin Biopharm, which resulted in a net gain on disposal of assets of $1.4 million. For the first nine months, net earnings amounted to $4.3 million, or $0.18 per share compared to $0.3 million, or $0.02 per share, for the corresponding period one year earlier.

The cost of goods sold was $5.4 million for the quarter ended June 30, 2000, compared to $1.7 million for the corresponding period in 1999. For the first nine months, the cost of goods sold amounted to $16.2 million compared to $5.4 million for the same period last year. As a percentage of revenue, cost of goods sold decreased to 25% for the first nine months of the fiscal year, from 27% a year earlier. This decrease was primarily due to increased sales in the United States, where margins are usually higher.

Selling and administrative expenses amounted to $8.4 million for the quarter and to $23.6 million for the first nine months of fiscal 2000. Corresponding amounts for last year were $3.4 million for the third quarter and $10.4 million for the first nine months of the year. The increase is mainly due to the inclusion of expenses of Scandipharm, following its acquisition in August 1999.

Research and development expenses rose to $1.7 million in the third quarter from $0.7 million for the same quarter last year and to $4.0 million from $1.7 million for the first nine months. This increase is primarily due to the cost of the pivotal phase III studies of HELICIDE(TM), which began in September 1999.

Financial expenses amounted to $2.0 million for the quarter compared to $0.1 million for the corresponding period in fiscal 1999. For the first nine months they amounted to $7.8 million compared to $0.5 million for the same period last year. The significant increase in these expenses compared to last year is primarily due to interest paid on loans used to finance the acquisition of Scandipharm and the purchase of the other 50% interest in Axcan Schwarz, the former joint venture to market Urso in the United States.

Depreciation and amortization costs rose significantly following the acquisitions of Scandipharm and of the other 50% interest in Axcan Schwarz. For the quarter they amounted to $2.6 million compared to $0.5 million for the same period last year, and for the first nine


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months they were $7.6 million compared to $1.5 million a year earlier.

At the end of the quarter, Axcan's cash, cash equivalents and short-term investments amounted to $8.1 million compared to $16.0 million one year earlier. On July 7, 2000, Axcan received $15 million, the remaining portion of the $40.1 million public offering in the United States, bringing cash and cash equivalents to $23 million.

RECENT HIGHLIGHTS

NASDAQ LISTING

During the third quarter, Axcan listed its common shares on NASDAQ National Market and completed the first tranche of a financing in the United States totalling US$40.1 million. The proceeds were used to reimburse a loan contracted for the acquisition of Scandipharm and for general corporate purposes.

PHOTOFRIN(R) ACQUISITION AND DEVELOPMENTS

On June 9, Axcan also concluded the acquisition of PHOTOFRIN(R) from QLT Inc. PHOTOFRIN(R) is the first drug approved in any jurisdiction as a photodynamic therapy for the treatment of certain cancers. Terms of the transaction included a cash payment of CDN$2.5 million and the issuance of 1,283,333 common shares of Axcan Pharma at CDN$15.00 each, as well as milestone payments, contingent on future product and treatment approvals. Currently approved indications include the treatment of esophageal, bladder and non-small lung cancers. Axcan believes that PHOTOFRIN(R) may also be extremely useful in the treatment of dysplasia and metaplasia associated with Barrett's esophagus, a condition that results from prolonged heartburn and is often a precursor of cancer. Axcan recently completed the enrolment of 260 patients for a pivotal phase III study for this indication.

Following the close of the quarter, Axcan announced marketing approvals for PHOTOFRIN(R) in Sweden, Ireland and Italy for the palliative treatment of esophageal and non-small lung cancer. As a result, the treatment can now be marketed in 11 European countries including France, Finland, Germany, the Netherlands, Portugal and the United Kingdom. In addition, Axcan concluded an agreement with Grupo Ferrer, a company based in Barcelona, with expertise in the fields of gastroenterology and oncology, for the distribution of PHOTOFRIN(R) in Spain, Portugal, Greece and all of Central and South America.

The Company also signed at the beginning of August, a development and supply agreement with Diomed Inc. of Andover, Massachusetts, to provide a new compact diode laser that is the key to developing PHOTOFRIN(R) photodynamic therapy as an alternative treatment for certain cancers.


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SALE OF ALTHIN BIOPHARM INC.

On May 31, Axcan completed the sale to Baxter Corporation of its 50% interest in Althin Biopharm Inc., a company active in the field of hemodialysis, for US$5 million in cash. This sale allowed Axcan to reduce its long-term debt and to continue to pursue its objective of focusing efforts on gastroenterology.

NEW MANAGEMENT STRUCTURE

In order to keep pace with the Company's rapid growth in the United States, its expanded pipeline and the acquisition of PHOTOFRIN(R) which will require additional efforts in Europe, Axcan modified its management structure somewhat in the past quarter.

Following the appointment of Mr. David W. Mims as Executive Vice President and COO in the second quarter, the Company recently appointed Mr. Patrick L. McLean, previously Vice President, Sales and Marketing, to the position of Vice President and General Manager, Canada and Europe, to oversee all of Axcan's operations in these two territories. Dr. Francois Martin was appointed Senior Vice President, Scientific Affairs and Dr. Patrick Colin was named Vice President, Clinical Research, reflecting their additional responsibilities as the Company's pipeline grows.

Axcan is a leading North American pharmaceutical company in the field of gastroenterology. Axcan is the only Canadian pharmaceutical company with its own US sales and marketing organization and its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA."

This press release contains forward looking statements, which reflect the Corporation's current expectation regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug or vaccine thereafter. Investors should consult the Corporation's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.


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CONSOLIDATED BALANCE SHEETS (unaudited)

                                                                                      JUNE 30
------------------------------------------------------------------------------------------------------
  in thousands of U.S. dollars                                               2000                1999
                                                                               $                   $
Assets
  Current assets
    Cash and cash equivalents                                                 8,139              1,356
    Short - term investments, at cost                                            --             14,602
    Accounts receivable                                                      12,622              5,845
    Income taxes receivable                                                   4,716                 --
    Inventories                                                              12,636              6,428
    Prepaid expenses and deposit                                              1,549              1,161
    Future income taxes                                                       2,422                132
------------------------------------------------------------------------------------------------------
                                                                             42,084             29,524
  Investments in companies subject
    to significant influence                                                  1,232              2,297
  Investment in a private company, at cost                                    1,156                 --
  Investments in bonds, at amortized cost                                        --              1,634
  Other investments, at cost                                                    216                533
  Capital assets                                                            163,042             23,490
  Future income taxes                                                         7,911              3,794
  Debt issue costs                                                               --                 57
  New product acquisition costs,
    at amortized cost                                                           583                638
  Goodwill, at amortized cost                                                22,295              1,183
------------------------------------------------------------------------------------------------------
                                                                            238,519             63,150
------------------------------------------------------------------------------------------------------

Liabilities
  Current liabilities
    Accounts payable and
        accrued liabilities                                                  10,642              3,303
    Payable to a joint venturer                                                  --              8,132
    Income taxes payable                                                      3,831                600
    Instalments on
        long-term debt                                                       11,054                 34
    Future income taxes                                                         301                146
------------------------------------------------------------------------------------------------------
                                                                             25,828             12,215
  Long-term debt                                                             37,076              2,184
  Contingency provisions                                                      5,378                 --
  Future income taxes                                                        25,528                783
------------------------------------------------------------------------------------------------------
                                                                             93,810             15,182
------------------------------------------------------------------------------------------------------

Shareholders' Equity
  Equity component of deferred
        purchase price                                                        2,704                 --
  Capital stock                                                             137,603             44,778
  Retained earnings                                                           5,540              3,190
  Accumulated foreign currency translation adjustments                       (1,138)                --
------------------------------------------------------------------------------------------------------
                                                                            144,709             47,968
------------------------------------------------------------------------------------------------------
                                                                            238,519             63,150
------------------------------------------------------------------------------------------------------


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CONSOLIDATED CASH FLOWS (unaudited)

                                                                        THREE-MONTHS PERIODS              NINE-MONTHS PERIODS
                                                                            ENDED JUNE 30                     ENDED JUNE 30
-------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars                                            2000             1999             2000             1999
                                                                         $                $                $                $
Operations
  Earnings from continuing operations                                  1,411              285            2,515               59
  Dividends from a company subject to
  significant influence                                                   --               --               --               17
  Non-cash items
        Depreciation and amortization                                  2,639              476            8,069            1,437
        Foreign currency fluctuation                                      --               --             (154)              82
        Future income taxes                                             (414)             102           (1,669)               8
        Shares in earnings of companies subject to
             significant influence                                    (1,068)              54             (969)             131
        Changes in working capital items from continuing
             operations                                                1,940             (236)           1,120           (1,850)
-------------------------------------------------------------------------------------------------------------------------------
  Cash flow from continuing operations                                 4,508              681            8,912             (116)
  Cash flow from discontinued operations                                 220              (63)             400              178
-------------------------------------------------------------------------------------------------------------------------------
  Cash flow from operating activities                                  4,728              618            9,312               62
-------------------------------------------------------------------------------------------------------------------------------
Financing
  Repayment of notes payable                                         (25,000)              --          (92,164)              --
  Repayment of long-term debt                                         (2,359)               4          (13,023)               9
  Issue of shares                                                     25,075               --           60,039               23
  Shares issue expenses                                               (2,132)              --           (3,853)              --
  Cash flows from discontinued operations                                 (3)              (4)             (12)             (13)
-------------------------------------------------------------------------------------------------------------------------------
  Cash flow from financing activities                                 (4,419)              --          (49,013)              19
-------------------------------------------------------------------------------------------------------------------------------

Investment
  Acquisition of short-term investments                                   --           (4,303)          19,300           (1,029)
  Disposal of short-term investments                                   4,588               --            4,588               --
  Acquisition of investments                                            (581)            (100)            (619)             (99)
  Disposal of  investments                                             1,516              (37)           1,837              (37)
  Acquisition of capital assets                                       (1,952)            (229)          (2,761)            (619)
  Net cash use by a business disposal                                     --              (24)             (24)
  Cash flows from discontinued operations                                  7               34               22               18
  Other                                                                 (659)              --           (2,158)              --

-------------------------------------------------------------------------------------------------------------------------------
  Cash flow from investment activities                                 2,919           (4,659)          20,209           (1,790)
-------------------------------------------------------------------------------------------------------------------------------
  Foreign exchange gain on cash held in foreign currency                  25               --               72               --
-------------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash                                      3,253           (4,041)         (19,420)          (1,709)

  Cash and cash equivalents beginning of period                        4,886            5,397           27,559            3,065
-------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents,end of period                              8,139            1,356            8,139            1,356
-------------------------------------------------------------------------------------------------------------------------------


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CONSOLIDATED EARNINGS (unaudited)

                                                                 THREE-MONTHS PERIODS              NINE-MONTHS PERIODS
                                                                     ENDED JUNE 30                    ENDED JUNE 30
---------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars, except amounts per share           2000             1999            2000             1999
                                                                  $                $               $                $

Revenue                                                           22,015            7,035           63,543           19,821
---------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                                 5,406            1,697           16,150            5,375
Selling and administrative expenses                                8,406            3,395           23,635           10,378
Research and development expenses                                  1,714              693            4,033            1,737
---------------------------------------------------------------------------------------------------------------------------
                                                                  15,526            5,785           43,818           17,490
---------------------------------------------------------------------------------------------------------------------------

                                                                   6,489            1,250           19,725            2,331
---------------------------------------------------------------------------------------------------------------------------

Financial expenses                                                 1,992              139            7,846              544
Depreciation and amortization                                      2,628              480            7,582            1,461
---------------------------------------------------------------------------------------------------------------------------
                                                                   4,620              619           15,428            2,005
---------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                       1,869              631            4,297              326

Income taxes                                                         458              346            1,782              268
---------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                                1,411              285            2,515               58

Earnings from discontinued operations                              1,529              134            1,796              263

---------------------------------------------------------------------------------------------------------------------------

Net earnings                                                       2,940              419            4,311              321
---------------------------------------------------------------------------------------------------------------------------

Per common share:
   Earnings from continuing operations                              0.05             0.02             0.11           (0,00)
---------------------------------------------------------------------------------------------------------------------------
   Earnings  from discontinued operations                           0.06             0.01             0.07             0.02
---------------------------------------------------------------------------------------------------------------------------
   Net earnings                                                     0.11             0.03             0.18             0.02
---------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares                      26,934,912       15,766,054       23,976,323       15,763,853
---------------------------------------------------------------------------------------------------------------------------


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